Exhibit (h)(xi)

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

THIS AGREEMENT, dated as of May 20, 2025, is made and entered into by and between Datum One Series Trust, a Massachusetts business trust (the “Trust”), on behalf of each of the investment series set forth on Schedule A attached hereto (each a “Fund” and collectively the “Funds”); and First Sentier Investors (US) LLC, an investment adviser registered with the U.S. Securities and Exchange Commission (the “Manager”).

WHEREAS, the Manager has been appointed the investment manager of each of the Fund(s) pursuant to an Amended and Restated Investment Management Agreement between the Trust and the Manager dated as of May 20, 2025 (the “Management Agreement”); and

WHEREAS, the Trust and the Manager (collectively, the “Parties”) each desire to enter into the arrangements described herein relating to certain expenses of the Fund(s);

NOW, THEREFORE, the Parties hereby agree as follows:

1. The Manager agrees, subject to Section 2 hereof, to reduce the fees payable under the Management Agreement (but not below zero) and/or reimburse other expenses of the Fund(s) (including, but not limited to, organizational and offering costs), to the extent necessary to limit the total operating expenses of each Fund (exclusive of brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with the investments in underlying investment companies, and class specific expenses such as a shareholder servicing fee pursuant to the Shareholder Services Plan (“Non-Waivable Expenses”)), to the amount of the Maximum Operating Expense Limit applicable to each class of each Fund as set forth on the attached Schedule A. Schedule A may be amended to add or delete a Fund or class, or to increase or decrease the Maximum Operating Expense Limit applicable to a Fund, as provided in this Agreement.

2. Each Fund agrees to repay to Manager (i) the amount of fees (including any amounts foregone through limitation or reimbursed pursuant to Section 1 hereof) that, but for Section 1 hereof, would have been payable by the Fund to Manager pursuant to the Management Agreement and (ii) the amount of expenses reimbursed by Manager in accordance with Section 1 (the “Deferred Fees”), subject to the limitations provided in this Section. Such repayment shall be made monthly, but only if the operating expenses of the Fund (exclusive of Non-Waivable Expenses), without regard to such repayment, are at an annual rate equal to or less than the Maximum Operating Expense Limit for each respective class of shares of the Fund, as set forth on Schedule A. Furthermore, the amount of Deferred Fees paid by a Fund in any month shall be limited so that the sum of (a) the amount of such payment and (b) the other operating expenses of the Fund (exclusive of Non-Waivable Expenses) do not exceed the Maximum Operating Expense Limit for such Fund.

3. Deferred Fees are subject to repayment by a Fund for 36 months following the waiver or reimbursement if the Fund is able to make the repayment without exceeding the lesser of (a) its current Maximum Operating Expense Limit or (b) the Maximum Operating Expense Limit at the time of the initial waiver and/or reimbursement. In no event will a Fund be obligated to pay any fees waived or deferred with respect to any other Fund of the Trust.

4. The Maximum Operating Expense Limit with respect to a Fund and its share classes shall be effective for the period set forth on Schedule A hereto and shall automatically renew upon the effective date of the annual update to the Funds’ registration statement (after the Funds’ second fiscal year end) and annually from year to year on the effective date of each subsequent annual update to the Funds’ registration statement, until such time as the Manager provides written notice of non-renewal to the Trust. Such annual renewal will have the effect of extending this Agreement for an additional one-year term. Any notice of non-renewal of this Agreement shall be prospective only, and shall not affect a Party’s existing obligations under this Agreement.

5. No amendment or modification to this Agreement, or any Schedule thereto, shall be valid unless made in writing and executed by the Trust and the Manager.

6. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

7. A copy of the Agreement and Declaration of Trust establishing the Trust is on file with the Secretary of Commonwealth of Massachusetts, and notice is hereby given that this Agreement is executed by the Trust on behalf of the Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

DATUM ONE SERIES TRUST		FIRST SENTIER INVESTORS (US) LLC

By:	/s/ Barbara J. Nelligan	By:	/s/ Bachar Beaini
Name:	Barbara J. Nelligan	Name:	Bachar Beaini
Title:	President	Title:	Managing Director, Americas

Dated as of: May 20, 2025

SCHEDULE A

to the

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

Fund Name	Class of Shares	Maximum Operating Expense Limit[1]	Expiration Date of Limit[2]
Stewart Investors Worldwide Leaders Fund	Select	0.60%	December 4, 2026
Stewart Investors Worldwide Leaders Fund	Investor	0.60%	December 4, 2026
Stewart Investors Global Emerging Markets Leaders Fund	Select	0.80%	December 4, 2026
Stewart Investors Global Emerging Markets Leaders Fund	Investor	0.80%	December 4, 2026
First Sentier American Listed Infrastructure Fund	Class I	0.75%	May 20, 2027
First Sentier Global Listed Infrastructure Fund	Class I	0.85%	May 20, 2027

DATUM ONE SERIES TRUST		FIRST SENTIER INVESTORS (US) LLC

By:	/s/ Barbara J. Nelligan	By:	/s/ Bachar Beaini
Name: Barbara J. Nelligan		Name: Bachar Beaini
Title: President		Title: Managing Director, Americas

[1]	Expressed as a percentage of a Fund’s average daily net assets.
[2]

The expense cap shall continue in effect thereafter for additional one year periods so long as such continuation is approved at least annually by First Sentier Investors (US) LLC and the Board of Trustees of the Trust.